VOZROZHDENIYE BANK

File № 82-4257

[redacted] v, 101999, Russia
) 929-19-99

06012500

«15» February 2006
№ 1101/1132

RECEIVED
2006 APR 13 A 11:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

SUPPL

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Amendments and alterations # 9

PROCESSED
APR 14 2006
THOMSON FINANCIAL

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

dlw 4/13

AGREED

First Deputy Chief of Main
Territorial Department
for Moscow of Central Bank
of the Russian Federation

V.I. Muravlev

(signature) (surname)

12th January 2006

Stamp: Bank of Russia
Territorial Division

AMENDMENTS AND ALTERATIONS # 9
introduced into the Charter
of Joint-stock Company Bank «Vozrozhdeniye» (V.BANK),
main government registration number of Credit Institution: 1027700540680,
date of Credit Institution registration: December 17th, 2002,
registration number of the Credit Institution assigned by Bank of Russia
1439 as of 12th April, 1991.

1. That Sub-clause 32 of Clause 1.11, Article 1 shall be stated as follows:
«Novorossiysk Branch 32 Engels St., 353900 Novorossiysk, Krasnodar Territory»

2. That Sub-clause 44 of Clause 1.11, Article 1 shall be stated as follows:
«Saransk Branch 99A Gagarina St., 430027 Saransk, Republic of Mordovia»

Amendments and alterations were introduced by the decision of the Supervisory Council, Minutes # 3 of the Supervisory Council meeting as of December 2nd 2005.

Chairman of Supervisory Board
of Joint-stock Company Bank «Vozrozhdeniye» signature Yu.M.Marinichev

Stamp

VOZROZHDENIYE
BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

File № 82-4257

«16» February 20 06
№ 1101/1203

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Exemption № 82-4257

The message

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint stock company Bank «Vozrozhdeniye» forward to you:

– Messages of the data that can affect materially the value of the joint-stock company's securities.

Sincerely,

Alexander V.Dolgopolov
Deputy Chairman of the Board

MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Summary of the Message	
2.1. Full corporate name, location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed:	Closed Joint-Stock, Investment Company «Leader» 8 Pionerskaya St, 141070 Korolev, Moscow region
2.2. Percentage of participation of V.Bank in the share capital of the above institution before alteration:	0%
2.3. Percentage of participation of V.Bank in the share capital of the above institution after alteration:	8,83%
2.4. The date, when the Bank Vozrozhdeniye's percentage of participation in the share capital of the above capital changed:	14.02.2006

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. February 14th, 2006	*Stamp*	

MESSAGE

of the data that can affect materially the value of the joint-stock company's securities

Information about acquiring by the joint-stock company of share participation in the share capital (pie fund) of another commercial institution totaling not less than 5 %, or the portion of ordinary shares of another joint-stock company making not less than 5%, as well as about changes in such portion, if it becomes more or less than 5, 10, 15, 20, 25, 30, 50 and 75%.

1. General Data	
1.1. Full corporate name of the issuer:	Joint stock company Bank «Vozrozhdeniye»
1.2. Abbreviated legal name of the issuer:	V.Bank
1.3. Location of the issuer:	Luchnikov lane, 7/4 –1, Moscow GSP-9, 101999, Russia
1.4. State registration number:	1027700540680
1.5. Identification tax number:	5000001042
1.6. Unique code of the issuer assigned by registration body:	1439
1.7. Internet site used for placing messages:	http://www.vbank.ru/investors/material-facts
1.8. Name of periodical(s) used by the issuer for publishing information:	Newspaper «Daily News. Moscow Region»

2. Summary of the Message	
2.1. Full corporate name, location of the commercial institution, in which share capital the Bank Vozrozhdeniye's percentage of participation changed:	«Composition–Asset Management» Limited 38/4 Nevskiy pr., 191011 Saint Petersburg
2.2. Percentage of participation of V.Bank in the share capital of the above institution before alteration:	7,56%
2.3. Percentage of participation of V.Bank in the share capital of the above institution after alteration:	3,14%
2.4. The date, when the Bank Vozrozhdeniye's percentage of participation in the share capital of the above capital changed:	14.02.2006

3. Signature		
3.1. Deputy Chairman of the Board	(*signature*)	A.V.Dolgopolov
3.2. February 14th, 2006	*Stamp*	